FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Mills, Karen Gordon	2. Issuer Name and Ticker or Trading Symbol Arrow Electronics, Inc. (ARW)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Solera Capital 590 Madison Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year November 15, 2002
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								2,600	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Employee Directors Plan Stock Option (1)	$27.8125							5/15/98	5/15/07	Common Stock	15,000		15,000	D
Non-Employee Directors Plan Stock Option	$27.50							5/14/99	5/14/08	Common Stock	4,000		4,000	D
Non-Employee Directors Plan Stock Option	$18.1250							5/14/00	5/14/09	Common Stock	4,000		4,000	D
Non-Employee Directors Plan Stock Option	$33.6875							5/23/01	5/23/10	Common Stock	4,000		4,000	D
Non-Employee Directors Plan Stock Option	$26.52							5/11/02	5/11/11	Common Stock	4,000		4,000	D
Non-Employee Directors Plan Stock Option	$26.23							5/23/03	5/23/12	Common Stock	4,000		4,000	D
Phantom Stock	1 for 1	8/15/97								Common Stock	245.14811		245.14811	D
Phantom Stock	1 for 1	11/15/97								Common Stock	264.31718		264.31718	D
Phantom Stock	1 for 1	2/15/98								Common Stock	221.81146		221.81146	D
Phantom Stock	1 for 1	5/15/98								Common Stock	283.68794		283.68794	D
Phantom Stock	1 for 1	8/15/98								Common Stock	409.55631		409.55631	D
Phantom Stock	1 for 1	11/15/98								Common Stock	309.27835		309.27835	D
Phantom Stock	1 for 1	2/15/99								Common Stock	545.45455		545.45455	D
Phantom Stock	1 for 1	5/15/99								Common Stock	413.79310		413.79310	D
Phantom Stock	1 for 1	8/15/99								Common Stock	348.83721		348.83721	D
Phantom Stock	1 for 1	11/15/99								Common Stock	348.83721		348.83721	D
Phantom Stock	1 for 1	2/15/00								Common Stock	359.28144		359.28144	D
Phantom Stock	1 for 1	5/15/00								Common Stock	185.75851		185.75851	D
Phantom Stock	1 for 1	8/15/00								Common Stock	301.88679		301.88679	D
Phantom Stock	1 for 1	11/15/00								Common Stock	333.33333		333.33333	D
Phantom Stock	1 for 1	2/15/01								Common Stock	338.40948		338.40948	D
Phantom Stock	1 for 1	5/15/01								Common Stock	379.36267		379.36267	D
Phantom Stock	1 for 1	8/15/01								Common Stock	374.39161		374.39161	D
Phantom Stock	1 for 1	11/15/01								Common Stock	354.52506		354.52506	D
Phantom Stock	1 for 1	2/15/02								Common Stock	303.21489		303.21489	D
Phantom Stock	1 for 1	5/15/02								Common Stock	331.23845		331.23845	D
Phantom Stock	1 for 1	8/15/02								Common Stock	554.38596		554.38596	D
Phantom Stock (2)	1 for 1	11/15/02		A		754.71698				Common Stock	754.71698		754.71698	D

Explanation of Responses:

(1) Right to buy under the Arrow Electronics, Inc. Non-Employee Directors Stock Option Plan.
(2) Issued under the Arrow Electronics, Inc. Non-Employee Directors Deferral Plan and settled by issuance of shares of Common Stock following termination of services as a Director, the occurence of an unforeseeable emergency or a change in control as defined by the Plan.

By: /s/ Lori McGregor Attorney-in-fact **Signature of Reporting Person	11/21/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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